SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 10, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April 2004, occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		35,265	0.00	0.00
Shares	Preferred		52,566	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	%
			Same Class and Type	Total
Shares	Common	35,265	0.00	0.00
Shares	Preferred	52,566	0.00	0.00
The difference between the initial balance and final balance is related by the election of the Board of Directors' members.

In April 2004, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		10	0.00	0.00
Shares	Preferred		20	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		10	0.00	0.00
Shares	Preferred		20	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April 2004, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		1,792	0.00	0.00
Shares	Preferred		1,794	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		8,926	0.00	0.00
Shares	Preferred		8,930	0.00	0.00
The difference between the initial balance and final balance is related by the election of the Fiscal Board's members.
Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		142	0.00	0.00
Shares	Preferred		150,115	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		142	0.00	0.00
Shares	Preferred		72,751	0.00	0.00
The difference between the initial balance and final balance is related by the election of the Fiscal Board's members.

CONSOLIDATED FORM
Management and Rel ated Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April 2004, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,513	0.00	0.00
Shares	Preferred		2,030,663	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,513	0.00	0.00
Shares	Preferred		2,030,663	0.00	0.00

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		0	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		0	0.00	0.00
Shares	Preferred		0	0.00	0.00

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer